     As filed with the Securities and Exchange Commission on August 28, 2000
                                                   Registration No. 333-_______
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------


                   KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.
             (Exact name of registrant as specified in its charter)



               DELAWARE                                   _______
(State or other jurisdiction of incorporation or     (I.R.S. Employer Identification No.)
            organization)


                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------

                                EDWARD D. DOHERTY
                             KANEB PIPE LINE COMPANY
                          2435 NORTH CENTRAL EXPRESSWAY
                              RICHARDSON, TX 75080
                                 (972) 699-4000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                    Copy to:
                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 MCKINNEY, SUITE 5100
                                HOUSTON, TX 77010
                                 (713) 651-5151
                            ATTENTION: JOHN A. WATSON

                               ------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective, as determined by market conditions.

                               ------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. / /


                                         CALCULATION OF REGISTRATION FEE
============================================ ============================================== =======================
                                                                       PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                                     AGGREGATE OFFERING    AMOUNT OF REGISTRATION
        SECURITIES TO BE REGISTERED          AMOUNT TO BE REGISTERED       PRICE(1)                   FEE
============================================ ============================================== =======================
Debt Securities.............................      $500,000,000               100%                  $132,000
============================================ ============================================== =======================

(1) We are registering an indeterminate principal amount of debt securities. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $500,000,000 less the dollar amount of any securities previously issued.

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

    ---------------------------------------------------------------------------
    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND WE MAY CHANGE IT. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
    ---------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED AUGUST 28, 2000







PROSPECTUS



                  KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.

                                DEBT SECURITIES

                              ------------------

         We, Kaneb Pipe Line Operating Partnership, L.P., may from time to time offer and sell debt securities. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

         We are owned 99% by Kaneb Pipe Line Partners, L.P., our parent partnership. Our parent partnership's limited partner units are traded on the New York Stock Exchange under the symbol "KPP".

         Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.

                               ------------------

              NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                     The date of this prospectus is        , 2000

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
ABOUT US..........................................................................................................3
ABOUT THIS PROSPECTUS.............................................................................................3
WHERE YOU CAN FIND MORE INFORMATION...............................................................................3
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS...................................................................4
RISK FACTORS......................................................................................................5
   Risks Inherent in Our Business.................................................................................5
   Risks Related to Litigation....................................................................................6
WHO WE ARE........................................................................................................8
USE OF PROCEEDS...................................................................................................9
RATIO OF EARNINGS TO FIXED CHARGES................................................................................9
DESCRIPTION OF DEBT SECURITIES...................................................................................10
   Specific Terms of Each Series of Debt Securities in the Prospectus Supplement.................................10
   No Indenture Limitation on Amount of Debt Securities..........................................................11
   Registration of Debt Securities...............................................................................11
   No Personal Liability of General Partner......................................................................11
   Consolidation, Merger or Sale.................................................................................11
   Modification of Indentures....................................................................................11
   Events of Default.............................................................................................12
   Payment and Transfer..........................................................................................12
   Discharging Our Obligations...................................................................................12
   Provisions Only in the Senior Indenture.......................................................................13
   Provisions Only in Subordinated Indenture.....................................................................18
   Book Entry, Delivery and Form.................................................................................18
   The Trustee...................................................................................................20
PLAN OF DISTRIBUTION.............................................................................................20
LEGAL............................................................................................................21
EXPERTS..........................................................................................................21
INDEX TO FINANCIAL STATEMENTS...................................................................................F-1


                               ------------------

         You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus .

                                    ABOUT US

         We are a Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company, a wholly owned subsidiary of Kaneb Services, Inc., serves as our general partner.

         As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Operating Partnership, L.P. and, where the context requires, include our subsidiary operating companies.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus generally describes us and the debt securities. Each time we sell debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of August 28, 2000. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

         Our parent partnership, Kaneb Pipe Line Partners, L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we or our parent partnership files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about our parent partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we or our parent partnership files later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the debt securities offered by this prospectus.

         -        Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P.
                  for the fiscal year ended December 31, 1999.

         - Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended March 31, 2000.

         - Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended June 30, 2000.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address:

              Investor Relations Department
              Kaneb Pipe Line Partners, L.P.
              2435 North Central Expressway
              Richardson, Texas 75080
              (972) 699-4055.

         NO SEPARATE FINANCIAL INFORMATION FOR US HAS BEEN PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BECAUSE: (I) OUR PARENT PARTNERSHIP DOES NOT ITSELF CONDUCT ANY OPERATIONS, BUT RATHER ALL OPERATIONS OF OUR PARENT PARTNERSHIP AND ITS SUBSIDIARIES ARE CONDUCTED BY US; (II) OUR PARENT PARTNERSHIP HAS NO MATERIAL ASSETS OTHER THAN SUBSTANTIALLY ALL OF THE OWNERSHIP INTEREST IN US; AND (III) WE OWN ALL OF THE ASSETS AND LIABILITIES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR OUR PARENT PARTNERSHIP.

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

         -     the amount and nature of future capital expenditures,

         -      business strategy and measures to carry out strategy,

         -     competitive strengths,

         -     goals and plans,

         -     expansion and growth of our business and operations,

         -     references to intentions as to future matters and

         -     other similar matters.

         A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

RISKS INHERENT IN OUR BUSINESS

         OUR RATES MAY BE LIMITED BY FERC REGULATIONS.

         The Federal Energy Regulatory Commission, pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

         The FERC's primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

         UNCERTAINTIES IN CALCULATING COST OF SERVICE FOR RATE-MAKING
PURPOSES.

         In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

         COMPETITION COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Fifteen of our sixteen delivery terminals on our east pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

         Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to an Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to our west pipeline's Denver and Fountain terminals.

         The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than ours, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

         REDUCED DEMAND COULD AFFECT SHIPMENTS ON THE PIPELINES.

         Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.

         Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

         RISK OF ENVIRONMENTAL COSTS AND LIABILITIES.

         Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

RISKS RELATED TO LITIGATION

         Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

         The lawsuit involves environmental response and remediation required by the State of Massachusetts. Grace alleged our subsidiaries acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.

         In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of our subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

         At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered judgment, which is not yet final, in the case that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

         While the judgment means that our subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, the subsidiaries intend to appeal the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

         The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. We believe that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

                                   WHO WE ARE

         We are a Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.





                             [organizational chart]

         Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,125-mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550-mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports principally gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers . During 1999, we shipped approximately 85.4 million barrels of refined petroleum products on our pipeline system. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation. By authority of the Federal Energy Regulatory Commission we have adopted market-based rates in approximately one-half of our markets.

         We are also the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted under the name ST Services. ST Services and its predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 28.8 million barrels. Since 1994, we have acquired 14 domestic terminal facilities with an aggregate storage capacity of 16.9 million barrels. In the United States, we operate 34 facilities in 19 states and the District of Columbia. Our five largest wholly owned terminal facilities in the U.S. are located in Piney Point, Maryland; Jacksonville, Florida; Texas City, Texas; Philadelphia, Pennsylvania; and Westwego, Louisiana. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey. In February 1999, we acquired six terminals in the United Kingdom with an aggregate capacity of approximately
5.5 million barrels for approximately $37.2 million and the assumption of certain liabilities. Three of the U.K. terminals are located in England, two in Scotland and one in Northern Ireland. Our U.S. and U.K. terminals provide storage on a fee basis for a wide variety of products from petroleum products to specialty chemicals to edible liquids.

                                 USE OF PROCEEDS

         Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges of our parent partnership for each of the periods indicated is as follows:



                                                               YEAR ENDED DECEMBER 31,                       SIX MONTHS
                                             -----------------------------------------------------------     ENDED JUNE
                                               1995         1996        1997         1998        1999         30, 2000
                                             ---------    --------    ---------    --------    ---------    -------------
Ratio of Earnings to Fixed Charges.......      6.50x       4.60x        4.63x       4.77x        4.56x          4.52x

         For purposes of calculating the ratio of earnings to fixed charges:

                  - "fixed charges" represent interest expense and the portion of rental expense representative of the interest factor

                  - "earnings" represent income before minority interest and income taxes, plus fixed charges, less undistributed earnings of equity affiliates.

                          DESCRIPTION OF DEBT SECURITIES

         The debt securities will be:

              -    our direct unsecured general obligations;

              - either senior debt securities or subordinated debt securities; and

              - issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement.

         Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. Together the Senior Indentures and the Subordinated Indentures are called Indentures.

         We have summarized selected provisions of the Indentures below. The form of the Senior Indenture has been filed as an exhibit to the registration statement. The form of the subordinated indenture will be filed as an exhibit to this Registration Statement before any subordinated debt securities are offered pursuant to this prospectus. You should read the Indentures for provisions that may be important to you, because the Indentures, and not this description, govern your rights as a holder of debt securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

         A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

              -    the form and title of the debt securities;

              -    the total principal amount of the debt securities;

              -    the date or dates on which the debt securities may be issued;

              - the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

              - any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

              - the dates on which the principal and premium, if any, of the debt securities will be payable;

              - the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

              -    any optional redemption provisions;

              - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

              - whether the debt securities will be issued in amounts other than $1,000 each or multiples thereof;

              -    any changes to or additional Events of Default or covenants;
                   and

              -    any other terms of the debt securities.

NO INDENTURE LIMITATION ON AMOUNT OF DEBT SECURITIES

         Neither of the Indentures limits the amount of debt securities that may be issued under it. Each Indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

REGISTRATION OF DEBT SECURITIES

         Debt securities of a series may be issued in certificated or global form.

NO PERSONAL LIABILITY OF GENERAL PARTNER

         Our general partner and its directors, officers, employees and stockholder will not have any liability for our obligations under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and stockholder from all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

CONSOLIDATION, MERGER OR SALE

         We will only consolidate or merge with or into any other partnership, limited liability company or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which include the following requirements:

              - the remaining or acquiring partnership, limited liability company or corporation is organized under the laws of the United States, any state or the District of Columbia;

              - the remaining or acquiring partnership, limited liability company or corporation assumes our obligations under the Indentures; and

              - immediately after giving effect to the transaction no Default or Event of Default exists.

         The remaining or acquiring partnership, limited liability company or corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by the general partner's Board of Directors or any of the general partner's officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under any Indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

MODIFICATION OF INDENTURES

         Under each Indenture, generally our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. We and the Trustee may amend the Indentures without the consent of any holder of the debt securities to make changes such as:

              -    correcting errors;

              -    providing for a successor trustee;

              -    providing security for any series of senior debt securities;

              - adding covenants for the benefit of holders of debt securities;

              -    qualifying the Indentures under the Trust Indenture Act; or

              - establishing form and provisions relating to a particular series of debt securities.

EVENTS OF DEFAULT

         "Event of Default" when used in an Indenture, will mean any of the following:

              - failure to pay the principal of or any premium on any debt security when due;

              - failure to pay interest on any debt security when due, which failure continues for 30 days;

              - failure to perform any other covenant in the Indentures that continues for 60 days after being given written notice by the Trustee or at the holders of at least 25% and a series outstanding under the Indenture;

              - specific events in bankruptcy, insolvency or reorganization of us or our material subsidiaries; or

              - any other Event of Default included in any Indenture or supplemental indenture.

         An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders.

         If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

         Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

PAYMENT AND TRANSFER

         Principal, interest and any premium on fully registered debt securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement.

         Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

DISCHARGING OUR OBLIGATIONS

         We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the related Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

         We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

              - we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as if defeasance has not occurred, and in the case of legal defeasance, this opinion must be based on either any published or private IRS letter ruling or a change in federal tax law;

              - we may not have a default on the debt securities discharged on the date of deposit; and

              - the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

PROVISIONS ONLY IN THE SENIOR INDENTURE

         GENERAL. The Senior Indenture contains provisions that limit our ability to:

              -    put liens on our principal assets, and

              - sell or transfer our principal assets and then lease back those assets.

         We describe below these provisions and some of the defined terms used in them. In this section, references to us relate only to Kaneb Pipe Line Operating Partnership, L.P., the issuer of the debt securities, and not to our parent partnership or operating subsidiaries.

         LIMITATIONS ON LIENS. The Senior Indenture provides that we will not, nor will we permit any of our Subsidiaries to, create, assume or incur any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Subsidiary (as defined below) of us owning or leasing any Principal Property, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any Debt (as defined below) of us or any other Person (as defined below) (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all the senior debt securities (together with, if we shall so determine, any other Debt or obligations of us) shall be secured equally and ratably with, or prior to, such Debt so long as such debt shall be so secured. The following are excluded from this restriction, and in the following list, the phrase "property or assets" also includes shares of capital stock and other equity interests in any of our Subsidiaries:

         (1)    Permitted Liens (as defined below);

         (2) any lien upon any property or assets created at the time of acquisition of such property or assets by us or any of our Subsidiaries or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year after the date of such acquisition;

         (3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after, completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

         (4) any lien upon any current assets to secure Debt of us or our Subsidiaries;

         (5) any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any of our Subsidiaries (whether or not the obligations secured thereby are assumed by us or any of our Subsidiaries);

         (6) any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Subsidiary of us by acquisition, merger or otherwise;

         (7) any lien upon any property or assets of ours or any of our Subsidiaries in existence on the Issue Date or provided for pursuant to agreements existing on the Issue Date;

         (8) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or our applicable Subsidiary has not exhausted its appellate rights;

         (9) liens on capital stock of any of our Subsidiaries which owns an equity interest in a joint venture to secure Debt, provided that the proceeds of such Debt which are received are contributed or advanced to such joint venture;

         (10) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements, of liens, in whole or in part, referred to in clauses (1) through (9) above, or any Debt secured thereby;

         (11) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing Debt of us or any of our Subsidiaries; or

         (12) any lien upon any property or assets to secure Debt incurred by us or any of our Subsidiaries, the proceeds of which, in whole or part, were used to defease, in a legal defeasance or a covenant defeasance, or obligations on any series of senior debt securities.

         Notwithstanding the foregoing, under the Senior Indenture, we may, and may permit any of our Subsidiaries to, create, assume or incur, any lien upon any Principal Property or upon any shares of capital stock of any of our Subsidiaries owning or leasing any Principal Property to secure Debt of us or any person other than the senior debt securities, that is not excepted by clauses (1) through (12), inclusive, above without securing the senior debt securities issued under the Senior Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, do not exceed [10%] of Consolidated Net Tangible Assets (as defined below).

         "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

         (1)    all current liabilities excluding:

                - any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

                -   current maturities of long-term Debt;

                and

         (2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth, or on a pro-forma basis would be set forth, on the consolidated balance sheet of us and our consolidated Subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

         "Debt" means an obligation of a Person to repay money borrowed and, without duplication, any guaranty therefor,

         "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

         "Permitted Liens" means:

           (1)    liens upon rights-of-way for pipeline purposes;

           (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

           (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

           (4)    liens of taxes and assessments which are:

                  -    for the then current year,

                  -    not at the time delinquent, or

                  - delinquent but the validity of which is being contested at the time by us or any of our Subsidiaries in good faith;

           (5)    liens of, or to secure performance of, leases;

           (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

           (7) any lien upon property or assets acquired or sold by us or any of our Subsidiaries resulting from the exercise of any rights arising out of defaults on receivables;

           (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

           (9)    any lien in favor of us or any of our Subsidiaries;

          (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any of our Subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

          (11) any lien securing industrial development, pollution control or similar revenue bonds;

          (12) any lien securing debt of us or any of our Subsidiaries, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Senior Indenture (including the senior debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Senior Indenture (including the senior debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any of our Subsidiaries in connection therewith;

          (13) liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

          (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

          "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

          "Principal Property" means, whether owned or leased on the Issue Date or thereafter acquired:

          (1) any pipeline assets of us or any of our Subsidiaries, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

           (2) any processing or manufacturing plant or terminal owned or leased by us or any of our Subsidiaries that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

                  - any such assets consisting of inventories, furniture, office fixtures vehicles and equipment used on, or useful with, vehicles, and equipment, including data processing equipment, and

                  - any such assets, plant or terminal which, in the good faith opinion of the Board of Directors of our general partner, is not material in relation to the activities of us or of us and our Subsidiaries, taken as a whole.

         "Subsidiary" means:

             - any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

             - in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

         LIMITATIONS ON SALE-LEASEBACKS. The Senior Indenture provides that we will not, and will not permit any of our Subsidiaries to, engage in a Sale-Leaseback Transaction (defined below), unless:

           (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, or development of, or substantial repair or improvement on, or commencement of full operations of, such Principal Property, whichever is later;

           (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

           (3) the Attributable Indebtedness from that Sale-Leaseback transaction is an amount equal to or less than the amount we or our Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the senior debt securities; or

           (4) we or our Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt of us or any of our Subsidiaries, or (B) the expenditure or expenditures for

                      - Principal Property used or to be used in the ordinary course of business of us or any of our Subsidiaries or

                      - capital stock or other equity interests in (1) a Person that is or with such expenditure becomes a Subsidiary of the Partnership or (2) in a joint venture, and, in each case, as its principal assets owns property that otherwise consists of Principal Property.

Notwithstanding the foregoing, under the Senior Indenture we may, and may permit any of our Subsidiaries to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the senior debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (12), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed [10%] of the Consolidated Net Tangible Assets.

         "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights, during the remaining term of the lease included in such Sale-Leaseback Transaction, including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

         "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

         "Pari Passu Debt" means any Funded Debt of us or any of our Subsidiaries, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the senior debt securities.

         "Sale-Leaseback Transaction" means the sale or transfer by us or any of our Subsidiaries of any Principal Property to a Person (other than us or any of our Subsidiaries) and the taking back by us or any of our Subsidiaries, as the case may be, of a lease of such Principal Property.

PROVISIONS ONLY IN SUBORDINATED INDENTURE

         SUBORDINATION TO SENIOR DEBT. The subordinated debt securities will rank junior in right of payment to all our Senior Debt. "Senior Debt" is defined as all our Debt not expressly subordinate or junior in right of payment to any other of our Debt.

         PAYMENT BLOCKAGES. The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

             - we or our property are involved in any voluntary or involuntary liquidation or bankruptcy; or

             - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

             - we have a nonpayment default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

BOOK ENTRY, DELIVERY AND FORM

         The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

         Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

         DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

         DTC's ability to perform its services properly dependent upon other parties, including but not limited to:

             -     issuers and their agents;

             - third party vendors from whom DTC licenses software and hardware; and

             - third party vendors on whom DTC relies for information or the provisions of services, including telecommunication and electrical utility service providers.

         According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

         DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

         DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

         We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC or its nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by Direct Participants to owners of beneficial interests in the global notes, and voting by Direct Participants, will be governed by the customary practices between the Direct Participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the Direct Participants and not of DTC, the Trustee or us.

         Debt securities represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

         - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

         - we determine not to require all of the debt securities of a series to be represented by a global note and notify the Trustee of our decision.

THE TRUSTEE

         We will name the trustee for each Indenture in the applicable prospectus supplement. We anticipate that the same person initially will act as trustee under the Senior Indenture and the Subordinated Indenture.

         RESIGNATION OR REMOVAL OF TRUSTEE. Under the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Likewise, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

         The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

         LIMITATIONS ON TRUSTEE IF IT IS OUR CREDITOR. Each Indenture contains limitations on the right of the trustee thereunder, in the event that it becomes a creditor of us, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise.

         CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE. Each Indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate and an opinion of counsel stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

         REPORT TO HOLDERS OF DEBT SECURITIES. The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding advances made by it, and any action taken by the Trustee materially affecting the debt securities.

                              PLAN OF DISTRIBUTION

         We may sell the securities being offered hereby:

              -    directly to purchasers,

              -    through agents,

              -    through underwriters, and

              -    through dealers.

         We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

         If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

         If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

         The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

                                      LEGAL

         Certain legal matters in connection with the debt securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                     EXPERTS

         The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the two year period ended December 31, 1999, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 1999, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.

         The consolidated statements of income, cash flows and changes in partners' capital as of and for the year ended December 31, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                        INDEX TO FINANCIAL STATEMENTS



KANEB PIPE LINE COMPANY



         Independent Auditors' Report................................................................F-2
         Consolidated Balance Sheets ................................................................F-3
         Notes to Consolidated Balance Sheets .......................................................F-4


                          INDEPENDENT AUDITORS' REPORT





The Board of Directors
Kaneb Pipe Line Company:

We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the "Company") as of December 31, 1999. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 1999, in conformity with generally accepted accounting principles.





                                                     KPMG LLP
Dallas, Texas
February 25, 2000

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                                               DECEMBER 31, 1999   JUNE 30, 2000
                                                                               ----------------   ----------------
                                   Assets                                                           (unaudited)
Current assets:
     Cash and cash equivalents...............................................  $      6,250,000   $      8,526,000
     Accounts receivable.....................................................        33,657,000         45,178,000
     Inventories.............................................................         9,476,000          9,422,000
     Prepaid expenses........................................................         5,284,000          4,528,000
                                                                               ----------------   ----------------
              Total current assets...........................................        54,667,000         67,654,000
                                                                               ----------------   ----------------

Receivable from affiliates, net..............................................        27,215,000          4,881,000

Property and equipment.......................................................       439,634,000        442,482,000
Less accumulated depreciation ...............................................       122,678,000        130,106,000
                                                                               ----------------   ----------------
     Net property and equipment..............................................       316,956,000        312,376,000

Investment in affiliate .....................................................        21,978,000         21,008,000

Deferred tax asset ..........................................................         1,204,000            942,000

Excess of cost over fair value of net assets of acquired business............         1,435,000          1,521,000
                                                                               ----------------   ----------------
                                                                               $    423,455,000   $    408,382,000
                                                                               ================   ================

                    Liabilities and Stockholder's Equity
Current liabilities:
     Current portion of long-term debt ......................................  $     --           $     39,500,000
     Accounts payable........................................................        13,315,000         19,104,000
     Accrued expenses........................................................        13,018,000         16,301,000
     Accrued distributions payable...........................................         9,600,000          9,600,000
     Deferred terminaling fees...............................................         3,075,000          3,386,000
                                                                               ----------------   ----------------
              Total current liabilities......................................        39,008,000         87,891,000
                                                                               ----------------   ----------------

Long-term debt, less current portion ........................................       167,028,000        129,679,000

Other liabilities............................................................         5,822,000          4,880,000

Interest of outside non-controlling partners in KPP..........................       128,543,000        124,568,000

Stockholder's equity:
     Common stock, $1 par value, authorized and issued 10,000 shares.........            10,000             10,000
     Additional paid-in capital..............................................        29,573,000         29,573,000
     Notes receivable from affiliate.........................................       (14,500,000)       (14,500,000)
     Retained earnings.......................................................        68,175,000         46,731,000
     Accumulated other comprehensive income
         (loss) - foreign currency translation adjustment ...................          (204,000)          (450,000)

                                                                               ----------------   ----------------
         Total stockholder's equity..........................................        83,054,000         61,364,000
                                                                               ----------------   ----------------
                                                                               $    423,455,000   $    408,382,000
                                                                               ================   ================

See accompanying notes to consolidated balance sheets.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                      Notes to Consolidated Balance Sheets

      (Information as of June 30, 2000 and subsequent to February 25, 2000 is unaudited)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the "Company") in the preparation of the consolidated balance sheets. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the "Parent Company").

     (a) PRINCIPLES OF CONSOLIDATION

         The consolidated balance sheets include the accounts of the Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. ("KPP"). The Company controls the operations of KPP through its two percent general partner interest and a 25% limited partner interest. All significant intercompany transactions and balances are eliminated in consolidation.

         KPP owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. KPP's business of terminaling petroleum products and specialty liquids is conducted under the name ST Services ("ST"). KPP operates the refined petroleum products pipeline business through Kaneb Pipe Line Operating Partnership, L.P. ("KPOP"), a limited partnership in which KPP holds a 99% interest as limited partner. The Company's products marketing business provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.

     (b) CASH AND CASH EQUIVALENTS

         The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Such investments are valued at cost, which approximates market, and are classified as cash equivalents.

     (c) INVENTORIES

         Inventories consist of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

     (d) PROPERTY AND EQUIPMENT

         Property and equipment are carried at historical cost. Certain leases have been capitalized and the leased assets have been included in property and equipment. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provide on a straight-line basis at rates based upon expected useful lives of various classes of assets, as disclosed in Note 6. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.

         The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS 121 based on fair value.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                      Notes to Consolidated Balance Sheets

     (e) REVENUE RECOGNITION

         Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer. Pipeline transportation revenues are recognized upon receipt of the products into the pipeline system. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided.

     (f) FOREIGN CURRENCY TRANSLATION

         The Company translates the balance sheet of its foreign subsidiary using year-end exchange rates and translates income statement amounts using the average exchange rates in effect during the period. The gains and losses resulting from the change in exchange rates from period to period have been reported separately as a component of accumulated other comprehensive income (loss) in stockholder's equity. Gains and losses resulting from foreign currency transactions are included in the statements of income.

     (g) EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED BUSINESS

         The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $66,000 at December 31, 1999.

         The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

     (h) COMPREHENSIVE INCOME

         The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 only requires additional disclosure and does not affect the Company's financial position or results of operations.

     (i) ENVIRONMENTAL MATTERS

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

     (j) KPP CASH DISTRIBUTIONS

         KPP makes quarterly distributions of 100% of its Available Cash, as defined in its partnership agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of KPP plus the beginning cash balance less all of its cash disbursement and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                      Notes to Consolidated Balance Sheets

     (k) SALES OF SECURITIES BY SUBSIDIARIES

         The Company recognizes gains and losses in the consolidated statements of income resulting from subsidiary sales of additional equity interests, including KPP limited partnership units, to unrelated parties.

     (l) USE OF ESTIMATES

         The preparation of the Company's balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

     (m) INTERIM UNAUDITED FINANCIAL INFORMATION

         In the opinion of the Company's management, the accompanying unaudited consolidated balance sheet at June 30, 2000 contains the adjustments, consisting of normal recurring accruals, necessary to present fairly the consolidated financial position of the Company as of such date.

(2)  SALE OF KPP UNITS

     In December 1997, the Company, through a wholly-owned subsidiary, sold 500,000 Units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. These notes are classified as a reduction to stockholder's equity.

(3)  PUBLIC OFFERING OF KPP UNITS

     In July 1999, KPP issued 2.25 million limited partnership units in a public offering at $30.75 per unit, generating approximately $65.6 million in net proceeds. A portion of the proceeds was used to repay in full KPP's $15.0 million promissory note, KPP's $25.0 million revolving credit facility and $18.3 million of KPP's term loans (including $13.3 million in term loans resulting from the United Kingdom terminal acquisition referred to in note
     4). As a result of KPP issuing additional units to unrelated parties, the Company's pro-rate share of the net assets of KPP increased by $13.8 million. Accordingly, the Company recognized a $13.8 million gain before deferred income taxes of $5.2 million.

(4)  ASSET ACQUISITION

     On February 1, 1999, KPP, through two wholly-owned subsidiaries, acquired six terminals in the United Kingdom from GATX Terminal Limited for L22.6 million (approximately $37.2 million) plus transaction costs and the assumption of certain liabilities. The acquisition, which was financed by KPP's term loans from a bank, has been accounted for using the purchase method of accounting. $13.3 million of the term loans were paid in July 1999 with the proceeds from a public offering of KPP units (see notes 3 and 7).

(5)  INCOME TAXES

     The Company participates with the Parent Company in filing a consolidated Federal income tax return, except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                      Notes to Consolidated Balance Sheets

     Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

     The Company has recorded a deferred tax asset of approximately $23.9 million at December 31, 1999, relating to domestic net operating loss carryforwards. The deferred tax asset is reduced by a valuation allowance of $7.0 million. The Company has recorded a deferred tax liability of $10.7 million as of December 31, 1999, primarily relating to differences between the financial and tax basis in KPP's assets. The Company has also recorded a deferred tax liability of $5.0 million at December 31, 1999, which is associated with certain subsidiaries not included in the Parent Company's consolidated Federal income tax return. In 1999, the Company reduced the valuation allowance by $6.2 million as a result of its reevaluation of the realizability of income tax benefits from future operations.

(6)  PROPERTY AND EQUIPMENT

     The cost of property and equipment as of December 31, 1999 is summarized as follows:

                                                    ESTIMATED USEFUL LIFE
                                                          (YEARS)
                                                    --------------------
Land                                                         -               $        21,585,000
Buildings                                                    35                        8,583,000
Furniture and fixtures                                       16                        3,029,000
Transportation equipment                                     6                         4,469,000
Machinery and equipment                                   20 - 40                     32,939,000
Pipeline and terminaling equipment                        20 - 40                    364,396,000
Construction work-in-progress                                -                         4,633,000
                                                                             -------------------
     Total property and equipment                                                    439,634,000
Accumulated depreciation                                                            (122,678,000)
                                                                             -------------------
     Net property and equipment                                              $       316,956,000
                                                                             ===================

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                      Notes to Consolidated Balance Sheets


(7)  DEBT

     Long-term debt as of December 31, 1999 is summarized as follows:



                 First mortgage notes due 2001 and 2002                        $      60,000,000

                 First mortgage notes due 2001 through 2016                           68,000,000

                 Term loan due 2002                                                   25,787,000

                 Revolving credit facility due January 2001                            2,200,000

                 Revolving credit facility due March 2001                             11,041,000
                                                                               -------------------
                     Total long-term debt                                            167,028,000

                 Less current portion                                                         --
                                                                               -------------------
                     Long-term debt                                            $     167,028,000
                                                                               ===================


     In 1994, KPP, through a wholly-owned subsidiary, entered into a restated credit agreement with a group of banks that, as subsequently amended, provides a $25 million revolving credit facility through January 31, 2001. The credit facility bears interest at variable interest rates and has a commitment fee of 0.15% per annum of the unused credit facility. At December 31, 1999, $2.2 million was drawn under the credit facility.

     Also in 1994, another wholly-owned subsidiary of KPP issued $33 million of first mortgage notes ("Notes") to a group of insurance companies. The Notes bear interest at the rate of 8.05% per annum and are due on December 22, 2001. In 1995, KPP issued $27 million of additional Notes due February 24, 2002 which bear interest at the rate of 8.37% per annum. The Notes and the credit facility are secured by a mortgage on our east pipeline and contain certain financial and operational covenants.

     In June 1996, KPP issued $68.0 million of new first mortgage notes bearing interest at rates ranging from 7.08% to 7.98%. $35 million of these notes is due June 2001, $8.0 million is due June 2003, $10.0 million is due June 2006 and $15.0 million is due June 2016. The loan is secured, pari passu with the existing Notes and credit facility, by a mortgage on our east pipeline.

     In March 1998, a wholly-owned subsidiary of the Company entered into a credit agreement with a bank that, as amended, provides for a $15 million revolving credit facility through March 2001. The credit facility bears interest at variable rates, has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility is secured by essentially all of the assets of the products marketing business, and by 500,000 KPP limited partnership units. At December 31, 1999, $11.0 million was drawn on the facility.

     In January 1999, KPP, through two wholly-owned subsidiaries, entered into a credit agreement with a bank that provides for the issuance of $39.2 million in term loans in connection with the United Kingdom terminal acquisition and $5.0 million for general purposes. The term loans, $18.3 million of which bore interest in varying amounts, are secured by the capital stock of the subsidiaries that acquired the United Kingdom terminals and by a mortgage on our east pipeline and, are pari passu with existing mortgage notes and credit facility. The term loans also contain certain financial and operational covenants. $18.3 million of the term loans were repaid in July 1999 with the proceeds from the public unit offering. The remaining portion ($25.8 million) with a fixed rate of 7.14% is due in January 2002.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                      Notes to Consolidated Balance Sheets


(8)  COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 1999:



                 Year ending December 31:
                 2000                                   $    1,508,000
                 2001                                        1,086,000
                 2002                                          705,000
                 2003                                          575,000
                 2004                                          264,000
                 Thereafter                                         --
                                                        ----------------
                                                        $    4,138,000
                                                        ================


     The operations of KPP are subject to Federal, state and local laws and regulations relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operation of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $8.2 million in December 31, 1999, including $7.6 million related to acquisitions of pipelines and terminals. During 1999, KPP incurred $0.9 million of costs related to such acquisition reserves and reduced the liability accordingly.

     Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

     The lawsuit involves environmental response and remediation required by the State of Massachusetts. Grace alleged that subsidiaries of KPP acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.

     In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP's subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

     At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered judgment, which is not yet final, in the case that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although KPP's subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                      Notes to Consolidated Balance Sheets


     an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

     While the judgment means that the subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, KPP's subsidiaries intend to appeal the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

     The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. KPP's subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. KPP believes that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

     The Government has made no claims against KPP or any other person on account of this matter. KPP believes that if any such claims were made, its subsidiaries would have substantial defenses to such claims. Under Massachusetts law, the party responsible for remediation of a facility is the last owner before the abandonment, which was a Grace company. KPP does not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect its ability to make cash distributions to its unitholders, but there can be no assurances in that regard.

     The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position of the Company.


(9)  RELATED PARTY TRANSACTIONS

     The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $5.9 million for the year ended December 31, 1999, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $0.2 million during 1999 for an allocable portion of the Parent Company's overhead expenses.

     The Company participates in the Parent Company's defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $0.8 million for 1999.

                    KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                      Notes to Consolidated Balance Sheets

     Receivable from affiliate, net primarily represents cash advances by the Company to the Parent Company. This receivable is non-interest bearing and has no fixed term for repayment. In April 2000, the Company declared a dividend of $30 million and reduced the receivable in satisfaction thereof.


(10) FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The estimated fair value of cash equivalents, accounts receivable and accounts payable approximate their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 1999 was approximately $174 million as compared to the carrying value of $167 million. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange.

     The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 1999. No customer constituted 10 percent or more of revenue in 1999.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:


         Securities and Exchange Commission registration fee............................  $        132,000
         New York Stock Exchange listing fees...........................................                 *
         Printing and engraving costs...................................................                 *
         Legal fees and expenses........................................................                 *
         Accounting fees and expenses...................................................                 *
                                                                                          ----------------
         Miscellaneous..................................................................                 *
                                                                                          ================
           Total.......................................................................
           *To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The partnership agreements of the Registrant and its subsidiary partnerships provide that they will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any Departing Partner or any affiliate of the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as the general partner, Departing Partner or an affiliate of either, an officer, director, employee, partner, agent or trustee of the general partner, any Departing Partner or affiliate of either or a person serving at the request of the Registrant in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and such action did not constitute gross negligence or willful misconduct on the part of the Indemnitee, and, with respect to any criminal proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the Registrant. The Registrant is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the Registrant's activities, whether or not the Registrant would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) EXHIBITS*


              *1.1    -- Form of Underwriting Agreement.
              *4.1    -- Form of Senior Indenture.
              *4.2    -- Form of Subordinated Indenture.
              *5.1    -- Opinion of Fulbright & Jaworski L.L.P.
              12.1    -- Statement of Computation of Ratio of Earnings to Fixed Charges.
              23.1    -- Consent of KPMG LLP.


                                      II-1


              23.2    -- Consent of PricewaterhouseCoopers LLP.
             *23.3    -- Consent of Counsel (the consent of Fulbright &
                         Jaworski L.L.P. to the use of their opinion filed as
                         Exhibit 5.1 to the Registration Statement and the
                         reference to their firm in this Registration
                         Statement is contained in such opinion).

              24.1    -- Powers of Attorney (included on page II-4 of this
                         Registration Statement as originally filed).

             *26.1    -- Form T-1Statement of Eligibility and Qualification.

-------------
* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.


         (b)     Financial Statement Schedules

                 Not applicable.

ITEM 17. UNDERTAKINGS

I.       The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                 i.                To include any prospectus required by
                                   Section 10(a)(3) of the Securities Act;

                 ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                 iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

                 provided, however, that paragraphs i and ii above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
                 Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the 28th day of August, 2000.

                                KANEB PIPE LINE OPERATING PARTNERSHIP, L.P., by Kaneb Pipe Line Company, as General Partner



                                By:               EDWARD D. DOHERTY
                                             Edward D. Doherty, Chairman


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Edward D. Doherty and Howard C. Wadsworth, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the date indicated.


                                                 POSITION WITH THE
               SIGNATURE                          GENERAL PARTNER                    DATE
---------------------------------------------------------------------------------------------------

                                             Chairman of the Board and
            EDWARD D. DOHERTY                        Director
            Edward D. Doherty              (Principal Executive Officer)       August 28, 2000

                                                    Controller
            JIMMY L. HARRISON               (Principal Financial and Ac
            Jimmy L. Harrison                    counting Officer)             August 28, 2000

               SANGWOO AHN
               Sangwoo Ahn                           Director                  August 28, 2000

             JOHN R. BARNES
             John R. Barnes                          Director                  August 28, 2000

             MURRAY R. BILES
             Murray R. Biles                         Director                  August 28, 2000



                                                       II-4


                                                 POSITION WITH THE
               SIGNATURE                          GENERAL PARTNER                    DATE
---------------------------------------------------------------------------------------------------

           FRANK M. BURKE, JR.
           Frank M. Burke, Jr.                       Director                  August 28, 2000

             CHARLES R. COX
             Charles R. Cox                          Director                  August 28, 2000

              HANS KESSLER
              Hans Kessler                           Director                  August 28, 2000

      ............................
            James R. Whatley                         Director


                                INDEX TO EXHIBITS


         *1.1     -- Form of Underwriting Agreement.
         *4.1     -- Form of Senior Indenture.
         *4.2     -- Form of Subordinated Indenture.
         *5.1     -- Opinion of Fulbright & Jaworski L.L.P.
         12.1     -- Statement of Computation of Ratio of Earnings to Fixed
                     Charges.
         23.1     -- Consent of KPMG LLP.
         23.2     -- Consent of PricewaterhouseCoopers LLP.
        *23.3     -- Consent of Counsel (the consent of Fulbright & Jaworski
                     L.L.P. to the use of their opinion filed as Exhibit 5.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such
                     opinion).
         24.1     -- Powers of Attorney (included on page II-4 of this
                     Registration Statement as originally filed).
        *26.2     -- Form T-1 Statement of Eligibility and Qualification.


-------------
* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.